O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cic@stockslaw.com

File #4454

July 13, 2007
VIA FACSIMILE
(202) 772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Jenifer Gallagher, Division of Corporation Finance

Dear Madam:

RE:	EXPLORATION DRILLING INTERNATIONAL INC. (the “Company”)
	-	Form 8 -K/A filed February 1, 2007
	-	SEC File Number 000-50459

As per our telephone conversation of today’s date, we are enclosing for your review the Company’s December 31, 2005 financial statements and the revised audit report of RSM Haarmann Hemmelrath GmbH incorporating your comments. Please contact me at your earliest convenience to let me know if you any additional comments.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/dml

Enclosures

Canadian Affiliate:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687 -5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars